Resin Systems Inc. to Present at the Pacific Growth Equities’
Clean Technology and Industrial Growth Conference

Calgary, Alberta, November 1, 2007 Resin Systems Inc. (RS - TSX / RSSYF - OTCBB), a developer of innovative advanced material products, announced today that Paul Giannelia, president and chief executive officer, will be presenting at the Pacific Growth Equities’ Clean Technology and Industrial Growth conference on November 7, 2007 at 11:30 a.m. (PST) at the W Hotel in San Francisco, California.

Mr. Giannelia will give an overview of Resin Systems Inc., including its business strategy, products and recent accomplishments. A live webcast of the presentation will be available at www.grouprsi.com and will be archived for 90 days. To listen to the webcast live, please go to the website approximately five minutes prior to the start and click on the webcast link on the home page to login. The archived webcast will be available on the Investor Kit page in the Investor Relations section of the website.

About RS

RS is a developer of innovative advanced material products for large-scale industrial markets. These products replace products which traditionally have been made using conventional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation and product development utilizing its proprietary Version™ polyurethane resin system.

RS has successfully developed the RStandard™ composite roller tube and the award winning RStandard™ modular composite utility pole. For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

"Version" and "RStandard" are trademarks of RS.

For further information please contact:

Resin Systems Inc.

Laurien Abel, Investor and Public Relations Coordinator

Tel: (403) 219-8000 Fax: (403) 219-8001

Email: info@grouprsi.com